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www.skadden.com

September 1, 2016
Via EDGAR Daniel L. Gordon Senior Assistant Chief Accountant Office of Real Estate and Commodities U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3628	PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

Re:                        Quality Care Properties, Inc.
Amendment No. 1 to Form 10-12B
Filed August 9, 2016
File No. 001-37805

Dear Mr. Gordon:

On behalf of Quality Care Properties, Inc., (the “Company” or “SpinCo”), set forth below are responses to the comments from the staff (the “Staff”) of the United States (“U.S.”) Securities and Exchange Commission (the “Commission”) received by letter, dated August 25, 2016 (the “Comment Letter”), regarding Amendment No. 1 to the Company’s registration statement on Form 10 (File No. 001-37805) that was filed on August 9, 2016 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 2 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein, including the financial statements and related information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the August 9, 2016 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the unmarked version of the Information Statement.

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

Form 10

Unaudited Pro Forma Combined Consolidated Financial Statements, page 67

1.                                    Please clarify who the shares of QCP preferred stock will be distributed to.

Response: The Company respectfully advises the Staff that the shares of QCP preferred stock are expected to be issued to, and sold by, HCP, Inc. (“HCP”) to one or more institutional investors and the Company has accordingly revised the disclosure in the Information Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77

Change in Accounting Principle, page 78

2.                                    We note your disclosure that upon the adoption of ASC 842, you elected a permitted practical expedient to use hindsight in determining the lease term of the Master Lease. We further note that you concluded that the lease term was shorter than originally determined and when applying hindsight, the lease classification reassessment in April 2011 and March 2015 resulted in the lease being reclassified from a direct financing lease to an operating lease. Please provide your analysis to support your conclusions. Cite all relevant accounting literature within your response.

Response: The Company respectfully advises the Staff that it acquired the Master Lease and Security Agreement (the “Master Lease”) with HCR ManorCare, Inc. (“HCRMC”) in 2011 at a time in which HCRMC’s facility-level cash flow coverage (“CFC”) and normalized1 corporate fixed charge coverage (“FCC”) ratios for the trailing 12-months ended March 31, 2011 were 1.35x and 1.58x, respectively. The post-acute/skilled nursing operating environment displayed solid fundamentals, HCRMC had a history of growing its EBITDA (EBITDA is defined as earnings before interest, taxes, depreciation and amortization) in excess of the in-place rent escalators in the Master Lease and HCRMC’s long-term care portfolio represented 90% of their total business operating margin (defined as revenues less operating expenses). As a result, the Company, while exercising significant judgment, concluded under Accounting Standards Codification 840, Leases (“ASC 840”) that HCRMC’s renewal option under the Master Lease was reasonably assured of being exercised resulting in an average lease term used in performing its lease classification test of 31 years.

From 2011 to 2013, HCRMC’s performance has deteriorated due to the fundamental changes in the business environment facing the broader post-acute/skilled nursing industry and HCRMC, including Resource Utilization Groups IV (commonly referred to as “RUGs IV”) reimbursement cuts in the fourth quarter 2011 and sequestration reimbursement cuts enacted in April 2013.

During 2015, the post-acute/skilled-nursing industry and HCRMC experienced a challenging operating environment due to the continued shift in patient payor sources from Medicare to Managed Care,

1  Normalized metrics exclude certain adjustments to liability reserves, including litigation and general and professional liability claim reserves, primarily related to prior periods.

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

resulting in reduced rates and lower census due to shorter lengths of stay. HCRMC’s facility-level CFC and normalized corporate FCC ratio for the twelve months ended December 31, 2015 were 0.86x and 1.07x, respectively. For the fourth quarter 2015, HCRMC reported normalized EBITDAR (EBITDAR is defined as earnings before interest, taxes, depreciation, amortization and rent) of $109.5 million, which decreased $36.3 million on a year-over-year basis compared to the fourth quarter 2014 and decreased $16.8 million compared to the third quarter 2015. The results were impacted by core operating performance weakness and unfavorable non-routine items. This level of performance was below expectations and uncharacteristic for a normal fourth quarter, which has historically been a strong quarter due in large part to increased census and annual Medicare rate increases effective October 1.

Consistent with the Company’s expectations based on HCRMC’s 2015 operating results discussed above, HCRMC continued to experience a decline in performance during the first half of 2016 due to a weaker flu season, continued pressure from payor mix shift, and shorter lengths of stay, as well as transaction costs and operational disruption from the non-strategic property sales.

Upon the adoption of ASC 842, Leases (“ASC 842”), the Company evaluated the Master Lease to determine its lease term pursuant to ASC 842, which defines lease term as (emphasis added):

The noncancellable period for which a lessee has the right to use an underlying asset, together with all of the following:

a.            Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option

b.            Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option

c.             Periods covered by an option to extend (or not to terminate) the lease in which exercise of the option is controlled by the lessor.

In determining the lease term, the Company applied hindsight to appropriately consider all relevant information regarding HCRMC, including its recent historical and projected future operating results, pursuant to the practical expedient permitted in ASC 842-10-65-1 which states, in part (emphasis added):

g. An entity also may elect a practical expedient, which must be applied consistently by an entity to all of its leases (including those for which the entity is a lessee or a lessor) to use hindsight in determining the lease term (that is, when considering lessee options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of the entity’s right-of-use assets.

Hindsight allows the Company to consider current known facts and circumstances as if they were known at the time of the initial lease classification (i.e., April 2011) and lease classification reassessment in March 2015 in determining whether HCRMC is reasonably certain to exercise the renewal options in the Master Lease. The initial lease term of the Master Lease ranges from 13 to 17 years. In addition, the Master Lease contains an extension term ranging from 6 to 22 years.

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

Using hindsight and on the basis of the decline in HCRMC’s operating performance outlined above and the 3% in-place rent escalators, the Company concluded that exercise by HCRMC of the renewal options in the Master Lease was not reasonably certain to occur. In addition, HCRMC’s hospice and home health services is a profitable business for HCRMC and generated $107 million of operating margin in 2015. For the trailing 12-months ended June 30, 2016, HCRMC’s facility-level CFC and normalized corporate FCC ratios were 0.82x and 1.03x, respectively, representing a 39% and 35% basis point decline, respectively, since 2011.

On the basis of the factors described above, the Company concluded that the lease term, in performing its lease classification test pursuant to ASC 842, should be the initial lease term in the Master Lease, which averaged 16 years, as compared to an average 31-year lease term prior to the application of hindsight. ASC 842-10-25 states, in part (emphasis added):

2.            A lessee shall classify a lease as a finance lease and a lessor shall classify a lease as a sales-type lease when the lease meets any of the following criteria at lease commencement:

a.            The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b.            The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c.             The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

d.            The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.

e.             The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

3.            When none of the criteria in paragraph 842-10-25-2 are met:

a.            A lessee shall classify the lease as an operating lease.

b.            A lessor shall classify the lease as either a direct financing lease or an operating lease. A lessor shall classify the lease as an operating lease unless both of the

c.             following criteria are met, in which case the lessor shall classify the lease as a direct financing lease:

1.            The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with paragraph 842-10-30-5(f) and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.

2.            It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

Performing the initial lease classification test (i.e., April 2011) and lease classification reassessment in March 2015 with a lease term averaging 16 years resulted in the lease term of the Master Lease not representing a major part of the remaining economic life of the underlying real estate properties. In addition, the present value of the lease payments did not equal or exceed substantially all of the fair value of the underlying real estate properties. Furthermore, the Master Lease does not contain a provision allowing for either (i) the transfer of title of the underlying real estate properties to HCRMC by the end of the lease term or (ii) HCRMC to purchase the underlying real estate properties that is reasonably certain of exercise. Lastly, real estate properties underlying the Master Lease are not of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term. The Company has the ability to transfer the operations of the underlying real estate properties to another operator or operators. As a result, the Master Lease was reclassified from a direct financing lease (“DFL”) to an operating lease as of the earliest period presented.

3.                                    Notwithstanding the above, please clarify how the modification of the lease in March 2015 did not result in a change in lease classification prior to the adoption of ASC 842.

Response: The Company respectfully advises the Staff that prior to the adoption of ASC 842, the Company applied the guidance in ASC 840, which was superseded by ASC 842. With respect to performing a lease classification reassessment upon modification of a lease, ASC 840-10-35-4 states:

If at any time the lessee and lessor agree to change the provisions of the lease, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease under the lease classification criteria in paragraphs 840-10-25-1 and 840-10-25-42 had the changed terms been in effect at lease inception, the revised agreement shall be considered as a new agreement over its term, and the lease classification criteria in paragraphs 840-10-25-1 and 840-10-25-42 shall be applied for purposes of classifying the new lease. Likewise, except if a guarantee or penalty is rendered inoperative as described in paragraphs 840-30-35-8 and 840-30-35-23, any action that extends the lease beyond the expiration of the existing lease term, such as the exercise of a lease renewal option other than those already included in the lease term, shall be considered as a new agreement, which shall be classified according to the guidance in Section 840-10-25. Changes in estimates (for example, changes in estimates of the economic life or of the residual value of the leased property) or changes in circumstances (for example, default by the lessee) shall not give rise to a new classification of a lease for accounting purposes.

While the Company acknowledges that the modification of the Master Lease in March 2015 was in a manner other than renewing the lease or extending the lease term, thereby requiring a new lease to be recorded, the guidance in ASC 840 required that the Company perform the lease classification reassessment as if the new lease provisions had been in effect as of the original lease classification test (i.e., April 2011). However, ASC 840 did not permit the use of hindsight or any similar mechanism in order to update the facts and circumstances utilized in the original lease classification test. Therefore, the Company was not permitted to reassess whether the renewal option within the Master Lease was reasonably assured of being exercised and as a result, such option continued to be included in the lease term as defined by ASC 840. Based on the methodology described above, the lease modification did not

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

result in a new lease and the Master Lease continued to be accounted for as a DFL prior to the adoption of ASC 842.

4.                                    Please provide additional details on the following adjustments that were made as a result of the adoption of ASC 842 and cite all relevant accounting literature within your response:

•                 Assets held for sale

•                 Adjustments of previously recorded impairments of equity method investment in HCRMC

•                 Recognition of gain (loss) on sale of real estate

Response:

Assets Held for Sale

The Company respectfully advises the Staff that during the quarter ended March 31, 2015, HCP and HCRMC agreed to market for sale the real estate and operations associated with 50 non-strategic properties that were under the Master Lease. Prior to the adoption of ASC 842, the Company accounted for the 50 non-strategic properties as a DFL (i.e., capital lease) which are excluded from the scope of the guidance in ASC 360, Property, Plant and Equipment (“ASC 360”). ASC 360-10-15-4 states, in part:

The guidance in the Impairment or Disposal of Long-Lived Assets Subsections applies to the following transactions and activities:

a.            Except as indicated in (b) and the following paragraph, all of the transactions and activities related to recognized long-lived assets of an entity to be held and used or to be disposed of, including:

1.            Capital leases of lessees

2.            Long-lived assets of lessors subject to operating leases

3.            Proved oil and gas properties that are being accounted for using the successful-efforts method of accounting

4.            Long-term prepaid assets.

b.            The following transactions and activities related to assets and liabilities that are considered part of an asset group or a disposal group:

1.            If a long-lived asset (or assets) is part of a group that includes other assets and liabilities not covered by the Impairment or Disposal of Long-Lived Assets Subsections, the guidance in the Impairment or Disposal of Long-Lived Assets Subsections applies to the group. In those situations, the unit of accounting for the long-lived asset is its group. For a long-lived asset or assets to be held and used, that group is referred to as an asset group. For a long-lived asset or assets to be disposed of by sale or otherwise, that group is referred to as a disposal group. Examples of liabilities included in a disposal group are legal obligations that transfer with a long-lived asset, such as certain environmental obligations, and obligations that, for business reasons, a potential buyer would prefer to settle when assumed as part of a group, such as warranty obligations that relate to an acquired customer base.

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

2.            The guidance in the Impairment or Disposal of Long-Lived Assets Subsections does not change generally accepted accounting principles (GAAP) applicable to those other individual assets (such as accounts receivable and inventory) and liabilities (such as accounts payable, long-term debt, and asset retirement obligations) not covered by the Impairment or Disposal of Long-Lived Assets Subsections that are included in such groups.

From a lessor’s perspective, only assets subject to an operating lease are within the scope of ASC 360. Although the DFL, as a financing receivable, is included in the scope of ASC 205-20, Discontinued Operations (“ASC 205-20”), in order for a financing receivable to be classified as held for sale and reported in discontinued operations under ASC 205-20, it must meet the requirements set forth in ASC 205-20-45-1B, which states:

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

a.            The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.

b.            The component of an entity or group of components of an entity is disposed of by sale.

c.             The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).

The Company concluded that sale of the 50 non-strategic properties did not represent a “strategic shift that has (or will have) a major effect on its operations and financial results” because such properties are insignificant compared to the Company’s total real estate portfolio (e.g., less than 5% of the Company’s total assets prior to and after the adoption of ASC 842).

As a result of adopting ASC 842, the Company recognized the real estate properties underlying the Master Lease as “Net real estate” in its combined consolidated financial statements. Although the Company concluded that the sale of the 50 non-strategic properties did not represent a “strategic shift that has (or will have) a major effect on its operations and financial results,” upon adoption of ASC 842, the real estate properties underlying the Master Lease were included in the scope of ASC 360. Pursuant to ASC 360, the real estate properties should be classified as held for sale if all of the six criteria in ASC 360-10-45-9 are met. Such guidance states:

A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

a.            Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

b.            The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups). (See Examples 5 through 7, which illustrate when that criterion would be met.)

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

c.             An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

d.            The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. (See Example 8, which illustrates when that criterion would be met.) The term probable refers to a future sale that is likely to occur.

e.             The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.

f.                Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Upon adoption of ASC 842, the Company re-evaluated this determination and as of September 30, 2015, the Company concluded that all of the above criteria were met and classified the 50 non-strategic properties and their related assets (i.e., intangible assets and straight-line rent receivables) as held for sale in its combined consolidated financial statements. The Company had 28 and 17 non-strategic properties not yet sold that remained classified as held for sale at December 31, 2015 and June 30, 2016, respectively.

Adjustments of Previously Recorded Impairments of Equity Method Investment in HCRMC

The Company respectfully advises the Staff that upon adoption of ASC 842, which resulted in the Master Lease being reclassified from a DFL to an operating lease, the pattern of lease revenue recognition changed from the interest method required for DFLs to a straight-line method required for operating leases.

While the Company changed the lease classification of the Master Lease from its lessor perspective, HCRMC, as the lessee, continues to account for the lease as a financing arrangement under ASC 840. In order to account for the Company’s share of the earnings related to its approximately 9% equity interest in HCRMC, the previously recorded elimination entry, pursuant to ASC 323-10-35-8, was adjusted due to the adoption of ASC 842. Each elimination entry has a direct impact on the carrying value of the equity investment under the equity method of accounting and accordingly, the elimination entry adjustment also impacts the carrying value of the investment in HCRMC.

Prior to the adoption of ASC 842, the elimination entry recorded by the Company during the year ended December 31, 2013 was $10 million and the carrying value of the Company’s equity method investment in HCRMC was $84 million as of December 31, 2013. Concurrent with the adoption of ASC 842, the Company recorded an adjustment of $17 million on January 1, 2013 to account for the cumulative

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

elimination entry adjustment for the years ended December 31, 2011 and 2012 and the elimination entry for the year ended December 31, 2013 was adjusted by $13 million. This resulted in a carrying value of the Company’s equity method investment in HCRMC of $114 million as of December 31, 2013.

Therefore, while the $98 million fair value of the equity method investment determined as of December 31, 2013 was not impacted by the adoption of ASC 842, the carrying value of such investment exceeded its fair value. Considering the facts and circumstances known at that time, the Company concluded that, due to the extent and duration for which the new carrying value exceed fair value, the investment in HCRMC was other-than-temporarily impaired and recorded a $16 million impairment as of December 31, 2013.

Consistent with the discussion above, the carrying values, elimination adjustments and resulting impairment for the years ended December 31, 2014 and 2015 were similarly impacted by the adoption of ASC 842. However, the Company’s originally determined fair value estimates of $39 million at December 31, 2014 and zero at December 31, 2015 were not revised. Therefore, the adjustments to the previously recorded impairments of the Company’s equity method investment in HCRMC during the years ended December 31, 2013, 2014 and 2015 reflect a change in timing and amount of impairments recognized attributable to the adoption of ASC 842.

Recognition of Gain (Loss) on Sale of Real Estate

The Company respectfully advises the Staff that, consistent with its response above regarding assets held for sale, upon adoption of ASC 842, the Company recognized the real estate properties underlying the Master Lease as “Net real estate,” which are included in the scope of ASC 360. As real estate properties underlying the Master Lease were sold, the Company applied the guidance in ASC 360-20-40-3 and recognized a gain (loss) on sale of real estate. ASC 360-20-40-3 states:

Profit shall be recognized in full when real estate is sold, provided that both of the following conditions are met:

a.            The profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated.

b.            The earnings process is virtually complete, that is, the seller is not obliged to perform significant activities after the sale to earn the profit.

Unless both conditions exist, recognition of all or part of the profit shall be postponed. Recognition of all of the profit at the time of sale or at some later date when both conditions exist is referred to as the full accrual method in this Subtopic.

The $39 million gain on sales of real estate during the year ended December 31, 2015 is caused by the net sales proceeds exceeding the carrying value of the real estate sold, primarily as a result of the cumulative effect of the straight-line depreciation recognized pursuant to ASC 360 which reduced the carrying value of the real estate sold. All real estate sales and corresponding gains (losses) during the periods presented in the Company’s combined consolidated financial statements relate to real estate properties underlying the Master Lease.

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

Non-GAAP Financial Measures, page 90

5.                                    We note your response to our prior comment 16. We remain unclear how an adjustment for a deferred tax liability related to potential sales of HCRMC assets in the next five years is consistent with the NAREIT definition of FFO and or consistent with the Staff’s Compliance and Disclosure Interpretation 102.11. Please advise or revise your label of this non-GAAP measure accordingly.

Response: The Company respectfully advises the Staff that the deferred tax liability adjustment represents our estimated potential exposure to state built-in gain tax resulting from the determination that we may sell our HCRMC assets prior to satisfying the 10-year holding requirement (i.e., a potential future sale that would qualify as a taxable transaction). The Information Statement has been revised on page 93 to clarify this adjustment to calculate NAREIT FFO as follows:

For the six months ended June 30, 2016, we recognized a deferred tax liability and related income tax expense of $12.4 million, representing our estimated potential exposure to state built-in gain tax resulting from the determination that we may sell our HCRMC assets prior to satisfying the 10-year holding requirement.

Funds Available for Distribution, page 91

6.                                    Please explain the amounts of the straight line rent adjustments during 2013, 2014 and 2015 and the fluctuations between 2014 and 2015. Also, please tell us why the adjustment is positive for the six months ended 2016.

Response: The Company respectfully advices the Staff that for operating leases with minimum scheduled rent increases, the Company recognizes income on a straight-line basis over the lease term when collectability is reasonably assured. Recognizing rental and related revenues on a straight-line basis results in a difference in the timing of revenue recognition from what is contractually due from tenants. Therefore, our rental revenue recognized for both HCRMC Properties and non-HCRMC Properties is reflective of two components: (i) cash rents received from tenants and (ii) straight-line rental revenue adjustments.

In arriving at Funds Available for Distribution (“FAD”), we remove the effect of the straight-line rental revenue adjustments in each period. The principle contributor to our straight-line rental revenue adjustment has been the HCRMC Properties, which represent more than 99% of our total straight-line rent adjustments during 2013, 2014 and 2015. The Master Lease is a 16-year average operating lease with rent escalators resulting in significant straight-line rent amounts. As further disclosed in the Registration Statement, we acquired 334 post-acute/skilled nursing and memory care/assisted living facilities in our 2011 transaction with HCRMC and entered into the Master Lease supported by a guaranty from HCRMC.

As disclosed in the Registration Statement, during the first quarter 2015, HCP agreed with HCRMC to market for sale the real estate and operations associated with 50 non-strategic properties under the Master Lease with HCRMC to receive an annual rent reduction based on 7.75% of the net sales proceeds

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

received by the Company. In addition, the Company entered into the HCRMC Lease Amendment, effective April 1, 2015 in which the following key amendments impacted straight-line rent: (i) extended initial lease term by five years and (ii) reduced the rent escalation to 3.0% for each lease year through the expiration of the initial term. As consideration for the rent reduction included as part of the HCRMC Lease Amendment, the Company received a deferred rent obligation (“DRO”) from HCRMC equal to an aggregate amount of $525 million, which was allocated into two tranches: (i) a Tranche A DRO of $275 million and (ii) a Tranche B DRO of $250 million (together the “DROs”). The DROs are considered minimum rental payments and are included in the calculation of straight-line rent.

Due to the above described HCRMC Lease Amendment, the straight-line rent adjustment as of December 31, 2015 increased as compared to December 31, 2014 due to: (i) $18.0 million increase related to the additional straight-line rent from the Tranche A DRO prior to its settlement via the Company’s acquisition of nine properties, (ii) $13.4 million from the Tranche B DRO ($250 million being straight-lined over a 14 year period) and (iii) $8.7 million net increase primarily related to the term extension of five years.

The following table outlines the straight-line rental revenue adjustment and variance to prior year for the three full years for which FAD is presented within the Form 10 (in thousands):

	December 31, 2015	December 31, 2014	December 31, 2013
Straight-line rent	($119,024)	($79,314)	($96,425)
Variance to prior year	($39,710)	$17,111

The Company determined that the timing and amounts owed under the Master Lease were no longer reasonably assured as of December 31, 2015 and as a result, placed the Master Lease on nonaccrual status and utilizes a cash basis method of accounting beginning January 1, 2016. Thus, for the six months ended June 30, 2016, the positive straight-line rent adjustment made to FAD of $0.1 million pertains to our remaining 28 non-HCRMC Properties, which have remaining lease terms of one to nine years. The non-HCRMC Properties’ lease agreements contain rent escalation clauses, however, combined, these leases have reached the point in which their straight-line rent receivable balance is no longer growing, but rather decreasing and will continue to do so until the end of the respective lease terms, thus causing a positive adjustment to FAD for the six months ended June 30, 2016.

Notes to the combined Consolidated Financial Statements

Note 3. Adoption of Accounting Standards Codification Topic 842, Leases, page F-25

Footnote (d)

7.                                    Please provide your analysis to support the $1.1M reduction in impairments, net as a result of your adoption of ASU 2016-02.

Response: The Company respectfully advises the Staff that, prior to adopting ASC 842, the Company recorded the Master Lease as a DFL within its combined consolidated financial statements and tested the

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

Master Lease for impairment as a financing receivable pursuant to ASC 310, Receivables. Upon adoption of ASC 842, the Company derecognized the DFL, related DFL income and $1.3 billion of related impairments specific to the DFL. The Company then recognized the real estate properties underlying the Master Lease as “Net real estate” and related rental revenue. Subsequently, the Company tested the real estate properties for impairment pursuant to the guidance in ASC 360. As it applies to the Company’s long-lived assets held for use, ASC 360-10-35-2 states:

A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a.            A significant decrease in the market price of a long-lived asset (asset group)

b.            A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c.             A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

d.            An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

e.             A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f.                A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

As it applies to the Company’s long-lived assets held for sale, ASC 360-10-45-43 states:

A long-lived asset (disposal group) classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. If the asset (disposal group) is newly acquired, the carrying amount of the asset (disposal group) shall be established based on its fair value less cost to sell at the acquisition date. A long-lived asset shall not be depreciated (amortized) while it is classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued.

Pursuant to the guidance stated above, the Company’s long-lived assets held for use were tested for impairment upon certain events or changes in circumstances that suggested the carrying value of the assets may not be recoverable (i.e., upon amending the Master Lease in March 2015 and placing the Master Lease on a cash basis method of accounting as of December 31, 2015). On March 31, 2015, the Company recognized a $47 million impairment resulting from the shorter life and corresponding future cash flows of the 50 non-strategic real estate properties.

In addition, due to the significant decline in HCRMC’s FCC ratio in the fourth quarter 2015, combined with a lower growth outlook for the post-acute/skilled nursing business, the Company determined that it

Daniel L. Gordon

U.S. Securities and Exchange Commission

September 1, 2016

was probable that its straight-line rent receivables were impaired and a $180 million impairment of the straight-line rent receivable related to HCRMC was recognized as of December 31, 2015.

Therefore, the $1.1 billion reduction in impairments resulted from the derecognition of $1.3 billion of DFL impairments, offset by the recognition of the $47 million impairment of net real estate and the $180 million impairment of the straight-line rent receivable balance. Please note that as of June 30, 2016, the carrying value of the HCRMC net real estate and related assets was $4.7 billion compared to a $5.1 billion carrying value of the net investment in DFL prior to the adoption of ASC 842.

In accordance with your request, the Company acknowledges the following:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the U.S.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2439.

Sincerely,

/s/ Laura Kaufmann Belkhayat
Laura Kaufmann Belkhayat

cc:                              Kim McManus, Senior Counsel

U.S. Securities and Exchange Commission

Troy E. McHenry, Esq., Executive Vice President and General Counsel

HCP, Inc.

Mark Ordan, Chief Executive Officer

Quality Care Properties, Inc.

Joseph A. Coco, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP